FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

| Contact: | Elana Holzman | Teva Pharmaceutical Industries Ltd. | +972 (3) 9267554 |
| | Kevin Mannix | Teva North America | +1 (215) 5918912 |

For immediate release

TEVA ANNOUNCES PRICING OF $2.5 BILLION OF SENIOR NOTES

Secures financing for ratiopharm acquisition

Jerusalem, Israel, June 15, 2010 – Teva Pharmaceutical Industries Limited (NASDAQ: TEVA) ("Teva") announced today that it successfully priced the offering, by its special purpose finance subsidiaries, of a debt offering in three tranches:

- $500 million of LIBOR+0.40% floating rate senior notes maturing in December 2011;
- $1.0 billion of 1.50% fixed rate senior notes maturing in June 2012; and
- $1.0 billion of 3.00% fixed rate senior notes maturing in June 2015.

The notes will be sold at a price of $1,000.00, $999.02 and $998.76 per $1,000 principal amount, respectively, and are expected to be rated A3 by Moody's Investor Services and A- by Standard & Poor's. These notes will be guaranteed by Teva.

These securities are being offered pursuant to Teva's effective shelf registration statement previously filed with the Securities and Exchange Commission. The offering of these senior notes is being made by a group of underwriters led by Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Inc. Offers and sales of the senior notes may be made only by the related prospectus and prospectus supplement. Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as passive book-running managers for the offering.   Closing of the offering is expected on June 18, 2010.

Teva expects to use the proceeds from this offering to pay a portion of the purchase price for the acquisition of Merckle-ratiopharm group, repay approximately $800 million of existing debt and for general corporate purposes. Following the successful closing of the offering, Teva, in combination with committed loan facilities and cash on hand, will have secured sufficient financing to finance the acquisition of ratiopharm.

Copies of the prospectus and prospectus supplement may be obtained from Credit Suisse Securities (USA) LLC by calling toll free at 800-221-1037, by sending a facsimile to 212-743-5041 or at 11 Madison Avenue, New York, NY 10010; Goldman, Sachs & Co. by mailing the Prospectus Department, 200 West Street, New York, NY 10282, by calling toll free at 1-866-471-2526, by sending a facsimile to 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. Inc. by calling toll free at 1-866-718-1649.

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceuticals company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: *This release contains forward-looking statements, which express the current beliefs and expectations of management, including expectations regarding closing of the offering described and use of the related proceeds. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: any market disruption prior to closing of the offering, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, and Protonix®, current economic conditions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, the effects of reforms in healthcare regulation, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, potential tax liabilities that may arise should our agreements (including intercompany arrangements), be challenged successfully by tax authorities, our ability to successfully identify, consummate and integrate acquisitions and other business combinations (including our pending acquisition of ratiopharm), the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, as well as to credit risk, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the increased government scrutiny of our agreements with brand companies in both the U.S. and Europe, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2009, in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").*

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                 (Registrant)

By: /s/ Eyal Desheh
                       Name: Eyal Desheh
                       Title: Chief Financial Officer

Date June 15, 2010